Exhibit 99.5

2nd Quarter & Half Year Results 14 November 2002

Agenda Overview - Peter Macdonald, CEO Financial Review - Phillip Morley, CFO Operating Review - Peter Macdonald, CEO Questions and Answers

Very Positive 2nd Quarter and Half Year Performance 2nd Quarter and Half Year FY'03 * Continuing businesses only All results are versus PCP Q2 '03 HY '03 Net Sales* up 34% up 34% Gross Profit* up 37% up 45% EBIT* up 104% up 148% Operating Profit* up 124% up 230% Net Operating Profit up 137% up 958%

Strong Growth Momentum Continued 2nd Quarter USA Fibre Cement EBIT up 44% Solid performance in Asia Pacific Fibre Cement Australia EBIT up 32% New Zealand EBIT up 20% Philippines - small loss

Financial Review Phillip Morley, CFO

Income Statement US$ Million Q2 '03 Q2 '02 % Change Net Sales 207.6 155.5 34 Gross Profit 76.4 55.8 37 SG&A (40.0) (28.9) 38 EBIT before restructuring and other operating expenses 36.4 26.9 35 Restructuring and other operating expenses - (9.1) (100) EBIT 36.4 17.8 104 Net Interest Expense (2.5) (4.1) (39) Other Income (Expense), Net (0.2) 0.5 (140) Income Tax Expense (10.2) (3.7) 176 Operating Profit 23.5 10.5 124 Continuing businesses only

Income Statement US$ Million HY '03 HY '02 % Change Net Sales 407.8 304.1 34 Gross Profit 147.5 101.6 45 SG&A (75.2) (61.4) 22 EBIT before restructuring and other operating expenses 72.3 40.2 80 Restructuring and other operating expenses - (11.1) (100) EBIT 72.3 29.1 148 Net Interest Expense (5.4) (9.4) (43) Other Income (Expense), Net 0.1 (0.7) (114) Income Tax Expense (20.5) (4.9) 318 Operating Profit 46.5 14.1 230 Continuing businesses only

Segment Sales US$ Million Q2 '03 Q2 '02 % Change USA Fibre Cement 154.7 114.1 36 Asia Pacific Fibre Cement 50.4 40.2 25 Other Fibre Cement 2.5 1.2 108 Total 207.6 155.5 34 Continuing businesses only

Segment Sales US$ Million HY '03 HY '02 % Change USA Fibre Cement 307.2 225.3 36 Asia Pacific Fibre Cement 96.7 76.8 26 Other Fibre Cement 3.9 2.0 95 Total 407.8 304.1 34 Continuing businesses only

EBIT US$ Million Q2 '03 Q2 '02 % Change USA Fibre Cement 40.7 28.2 44 Asia Pacific Fibre Cement 8.9 6.7 33 Other Fibre Cement (2.1) (1.9) 11 R & D (2.9) (2.0) 45 Total Segment EBIT 44.6 31.0 44 Corporate Costs (8.2) (13.2) (61) Total EBIT 36.4 17.8 104 Continuing businesses only

EBIT US$ Million HY '03 HY '02 % Change USA Fibre Cement 79.5 52.4 52 Asia Pacific Fibre Cement 17.2 10.0 72 Other Fibre Cement (4.3) (4.4) (2) R & D (5.4) (4.6) 17 Total Segment EBIT 87.0 53.4 63 Corporate Costs (14.7) (24.3) (40) Total EBIT 72.3 29.1 148 Continuing businesses only

Net Interest Expense US$ Million Q2 '03 Q2 '02 % Change Net Interest Expense 2.5 4.1 (39) HY '03 HY '02 % Change Net Interest Expense 5.4 9.4 (43) Average net borrowings decreased following receipt of proceeds from the sale of Gypsum business in April 2002 Note: Estimated "make-whole" fees of approximately US$5-US$6M (US$3.1M- US$3.7M after tax) as a result of gypsum sale, expected to be incurred in Q3'03

Income Tax Expense US$ Million Q2 '03 Q2 '02 % Change Income Tax Expense 10.2 3.7 176 HY '03 HY '02 % Change Income Tax Expense 20.5 4.9 318

EBITDA US$ Million Q2 '03 Q2 '02 % Change USA Fibre Cement 45.2 31.8 42 Asia Pacific Fibre Cement 10.8 9.1 19 Other Fibre Cement (2.0) (1.9) 5 R & D (2.9) (2.0) 45 Total Segments 51.1 37.0 38 Corporate (8.2) (13.2) (38) Total 42.9 23.8 80 EBITDA = EBIT before depreciation and amortisation Continuing businesses only

EBITDA US$ Million HY '03 HY '02 % Change USA Fibre Cement 88.8 59.3 50 Asia Pacific Fibre Cement 21.3 14.7 45 Other Fibre Cement (4.2) (4.4) (5) R & D (5.4) (4.6) 17 Total Segments 100.5 65.0 55 Corporate (14.7) (24.1) (39) Total 85.8 40.9 110 EBITDA = EBIT before depreciation and amortisation Continuing businesses only

Capital Expenditure Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million Q2 '03 Q2 '02 Q2 '03 Q2 '02 USA Fibre Cement 12.6 10.8 4.4 3.5 Asia Pacific Fibre Cement 3.2 1.6 1.9 2.4 Other Fibre Cement 0.5 0.4 0.1 - Total Segments 16.3 12.8 6.4 5.9 Continuing businesses only

Capital Expenditure Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million HY '03 HY '02 HY '03 HY '02 USA Fibre Cement 19.2 32.3 9.2 6.9 Asia Pacific Fibre Cement 4.2 3.6 4.1 4.7 Other Fibre Cement 0.7 2.6 0.1 0.1 Total Segments 24.1 38.5 13.4 11.7 Continuing businesses only

Key Ratios HY '03 FY '02 FY '01 FY '00 EPS (Basic) * 10.2c 6.1c 7.2c 6.0c Return on Shareholders Funds 35.1% 9.0% 14.5% 58.0% Return on Capital Employed * 26.3% 8.3% 8.5% 14.0% EBIT/Sales * 17.8% 7.7% 7.6% 11.7% EBIT/Assets * 14.8% 6.7% 6.1% 9.0% Gearing (24.1%) 44.7% 56.1% 48.8% Net Interest Cover * 13.4x 2.9x 3.1x 2.9x Net debt Net debt & Equity *Continuing businesses only EBIT/Assets: EBIT for HY'03 annualised

Economic Profit US$ Million HY'03 FY'02* NOPAT 56.1 53.5 Average Capital 622.4 583.7 WACC Rate 9.8% 9.8% Capital Charge 30.5 57.2 Economic Profit 25.6 (3.7) *Restated using updated WACC Rate for FY'03; USGAAP; excluding Gypsum

Operating Review Peter Macdonald, CEO

USA Fibre Cement

USA Fibre Cement Strong 2nd Quarter Result Net Sales up 36% to US$154.7 million Sales Volume up 34% to 337.7 mmsf Average Prices up 1% to US$458 per msf EBIT up 44% to US$40.7 million EBIT Margin up 1.6 pts to 26.3%

USA Fibre Cement 2nd Quarter Trading Conditions Softer consumer confidence but increased housing construction activity Strong demand across all major markets Low housing inventory levels Low interest rates

USA Fibre Cement Key Points Continued growth in primary demand Strong growth in northern and southern regions Further penetration of siding, backer and trim segments Growth in sales of higher-priced differentiated products Commenced construction of panel line at Waxahachie, Texas plant and roofing pilot plant in California Commissioned 2nd line at Peru, Illinois plant

USA Fibre Cement Blandon, Pennsylvania Plant Expansion US$15.3 million upgrade to accommodate growing demand in north-east Capacity being boosted from 120 mmsf to 200 mmsf Removal of 40 mmsf line Cost savings and operating efficiencies Completion expected mid-2003

USA Fibre Cement Continued Strong Revenue and Volume Growth - Revenue Growth Outstripping Volume Growth 0 200 400 600 800 1000 1200 Mar-90 Sep-90 Mar-91 Sep-91 Mar-92 Sep-92 Mar-93 Sep-93 Mar-94 Sep-94 Mar-95 Sep-95 Mar-96 Sep-96 Mar-97 Sep-97 Mar-98 Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 VOLUME (MMSF) $0 $100 $200 $300 $400 $500 NET SALES (US$ MILLION) Volume Revenue

USA Fibre Cement Average Quarterly Selling Price US$/MSF 380 390 400 410 420 430 440 450 460 470 FY99 FY00 FY01 FY02 FY03

EBIT and EBIT Margin * USA Fibre Cement *Excluding restructuring and other operating expenses 0 5 10 15 20 25 30 35 40 45 FY99 FY00 FY01 FY02 FY03 EBIT US$M 0 5 10 15 20 25 30 EBIT MARGIN % EBIT EBIT/Sales

USA Fibre Cement Strategy Aggressively grow market for fibre cement Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of competitors, introducing differentiated products to reduce direct price competition Optimise earnings with desired rate of market penetration

USA Fibre Cement Outlook Continued growth in primary demand Strong penetration and market share growth Further penetration of southern and northern regions Continued growth for differentiated products Housing activity to continue at high levels Low interest rates Low inventory levels Long order backlogs Strong EBIT performance expected, but will reflect normal seasonal slowdown

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement 2nd Quarter Result Net Sales up 25% to US$50.4 million Sales Volume up 14% to 95.5 mmsf EBIT up 33% to US$8.9 million EBIT Margin up 1.0 pt to 17.7%

Asia Pacific Fibre Cement Strategy Grow primary demand for fibre cement Focus on supply chain efficiencies across the region Ongoing manufacturing improvements to further lower cost of production Introduce new differentiated products to increase share in existing markets Grow the Asian market through participation in strategic markets

Asia Pacific Fibre Cement Australia - Key Points Volume up 21% buoyed by strong building activity Low interest rates and Government's First Home Owners Scheme helped fuel demand Gross profit up 24%, EBIT up 32% EBIT margin improved to 22.6% Corrugate line relocated from Perth to Brisbane

Asia Pacific Fibre Cement Australia - Outlook Housing market to remain healthy but some softening expected Continued growth in volumes and category share New products introduced Higher prices

Asia Pacific Fibre Cement New Zealand - Key Points Volume up 22%, revenue up 24% in local currency Increased residential building activity helped lift demand New products penetrating targeted markets at fast rate Strong panel sales in non-residential sector Increased SG&A costs due to new products Gross Profit up 48%, EBIT up 20%, EBIT margin at 13.4%

Asia Pacific Fibre Cement New Zealand - Outlook Increased residential building activity Strong demand may slow in short term from adverse spring weather Growth in sales of higher priced products Improved profitability

Asia Pacific Fibre Cement Philippines - Key Points Volume down 10% due to weaker export sales Severe typhoon season but domestic sales continued to improve Further market share taken from plywood Strong demand for new products such as HardiFlex(r) lite Plank product launched - HardiplankTM Select Cedarmill Temporary decline in manufacturing performance Small operating loss, cash flow positive

Asia Pacific Fibre Cement Philippines - Outlook Improved seasonal conditions to lift building and construction activity Increased domestic demand for new products Further market penetration against plywood targeted Plant manufacturing performance to lift Soft export sales expected in short term

Other Fibre Cement Chile Fibre Cement - Key Points Continued to penetrate market at targeted rate Revenue and volumes up significantly despite softer economic conditions New exterior and interior products launched Highly competitive market conditions

Other Fibre Cement Chile Fibre Cement - Outlook Further market penetration and share growth expected from: Superior products New products Growing brand awareness Distribution relationships Intense price competition to continue Higher average price from growth in sales of new products

Other Fibre Cement FRC Pipes - Key Points Sales growth and market penetration continued Revenue doubled and volume almost doubled against Q1 of FY03 Strong growth in sales of largest diameter pipes (30" - 36") Lifted share to 10% of large diameter drainage pipes segment in south-east Intense competition continued - prices down 15% against last year Unit costs reducing

Other Fibre Cement FRC Pipes - Outlook Continued market penetration as awareness increases Further improvements to plant performance Lower unit costs Competitive pressures expected to keep pricing weak

Research & Development Key driver of growth Core projects engineered raw materials product formulations engineering and process technologies lightweight and durable products for all climates Sustainable competitive advantage continuing to be built

Outlook Relatively healthy trading conditions in our major markets expected to continue in near term Strong growth momentum in major businesses is continuing USA - strong penetration and market share growth Asia Pacific - revenue growth and operating efficiency Entering slower building seasons in major markets

Questions and Answers

Disclaimer Notes Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the 2nd quarter of the prior fiscal year. This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Discussion and Analysis (MD&A), a Media Release and a Finance Report. Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.